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                             April 17, 2023

       Zheng Nan
       Chief Executive Officer
       Webus International Ltd.
       25/F, UK Center, EFC, Yuhang District
       Hangzhou, China 311121

                                                        Re: Webus International
Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed April 4, 2023
                                                            File No. 333-269684

       Dear Zheng Nan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1

       Cover Page

   1. We note your disclosure here and elsewhere in your prospectus regarding the Trial
                                                        Administrative Measures
of Overseas Securities Offering and Listing by Domestic
                                                        Enterprises, which you
term the "New Overseas Listing Rules." As these Trial Measures became effective on
March 31, 2023, please update your disclosure and disclose how, if at all, the Trial Measures
apply to this transaction, whether you and relevant parties to this transaction have
complied with your obligations under the Trial Measures, and the risks to investors of
non-compliance.

             You may contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Craig
       Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments
 Zheng Nan
Webus International Ltd.
April 17, 2023
Page 2

on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions



                                                           Sincerely,
FirstName LastNameZheng Nan
                                                           Division of
Corporation Finance
Comapany NameWebus International Ltd.
                                                           Office of Energy &
Transportation
April 17, 2023 Page 2
cc:       Fang Liu. Esq.
FirstName LastName